SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   -----------

                                 SCHEDULE 14D-1

                       (AMENDMENT NO. 1 - FINAL AMENDMENT)

                   TENDER OFFER STATEMENT PURSUANT TO SECTION
                 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       AND

                                  SCHEDULE 13D
                        STATEMENT OF BENEFICIAL OWNERSHIP
                          PURSUANT TO SECTION 13(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                   -----------

                         National Propane Partners, L.P.
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                            (Name of Subject Company)

                             Columbia Propane, L.P.;
                               CP Holdings, Inc.;
                          Columbia Propane Corporation;
                              Columbia Energy Group
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                                    (Bidders)

              Common Units, representing limited partner interests
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                         (Title of Class of Securities)

                                   637250 10 1
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                      (CUSIP Number of Class of Securities)

     Kenneth H. Marks, Jr., Esq.                    With a copy to:
        Columbia Propane, L.P.                 Robert S. Rachofsky, Esq.
      c/o Columbia Energy Group             LeBoeuf, Lamb, Greene & MacRae,
         Service Corporation                            L.L.P.
       13880 Dulles Corner Lane                  125 West 55th Street
          Herndon, VA 20171                       New York, NY 10019
            (703) 561-6000                          (212) 424-8000

      (Name, Address, and Telephone Number of Person Authorized to Receive
                Notices and Communications on Behalf of Bidders)

---------------------                                          -----------------
CUSIP No. 637250 10 1             14D-1 and 13D                Page 2 of 8 Pages
---------------------                                          -----------------

1.        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

               Columbia Propane, L.P.   54-1941316.

2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  |_|
                                                                        (b)  |_|

3.        SEC USE ONLY


4.        SOURCE OF FUNDS*

               AF

5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED           |_|
          PURSUANT TO ITEM 2(e) OR 2(f)


6.        CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware

7.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               5,928,804 Common Units

8.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES              |_|
          CERTAIN COMMON UNITS*


9.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

               88.5%

10.       TYPE OF REPORTING PERSON*

               PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                          -----------------
CUSIP No. 637250 10 1             14D-1 and 13D                Page 3 of 8 Pages
---------------------                                          -----------------

1.        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

               CP Holdings, Inc.   54-1936152.

2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  |_|
                                                                        (b)  |_|

3.        SEC USE ONLY


4.        SOURCE OF FUNDS*

               AF

5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED           |_|
          PURSUANT TO ITEM 2(e) OR 2(f)


6.        CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware

7.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               5,928,804 Common Units

8.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES              |_|
          CERTAIN COMMON UNITS*


9.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

               88.5%

10.       TYPE OF REPORTING PERSON*

               CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                          -----------------
CUSIP No. 637250 10 1             14D-1 and 13D                Page 4 of 8 Pages
---------------------                                          -----------------

1.        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

               Columbia Propane Corporation.  61-0565214.

2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)   |_|
                                                                       (b)   |_|

3.        SEC USE ONLY


4.        SOURCE OF FUNDS*

               WC

5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED           |_|
          PURSUANT TO ITEM 2(e) OR 2(f)


6.        CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware

7.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               5,928,804 Common Units

8.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES              |_|
          CERTAIN COMMON UNITS*


9.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

               88.5%

10.       TYPE OF REPORTING PERSON*

               CO, HC

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                          -----------------
CUSIP No. 637250 10 1             14D-1 and 13D                Page 5 of 8 Pages
---------------------                                          -----------------

1.        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

               Columbia Energy Group.  13-1594808.

2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)   |_|
                                                                       (b)   |_|

3.        SEC USE ONLY


4.        SOURCE OF FUNDS*

               AF

5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED           |_|
          PURSUANT TO ITEM 2(e) OR 2(f)


6.        CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware

7.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               5,928,804 Common Units

8.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES              |_|
          CERTAIN COMMON UNITS*


9.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

               88.5%

10.       TYPE OF REPORTING PERSON*

               CO, HC

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Amendment No. 1 ("Amendment") is the final amendment to the Tender Offer Statement on Schedule 14D-1, originally filed with the Securities and Exchange Commission on April 9, 1999 (the "Statement"), that relates to the offer by the Purchaser (as defined below) to purchase for cash all outstanding common units, representing limited partner interests ("Common Units"), in National Propane Partners, L.P. (the "Partnership"). This Amendment is being filed by Columbia Propane, L.P., a Delaware limited partnership (the "Purchaser"), its managing general partner, CP Holdings, Inc., a Delaware corporation ("Purchaser General Partner"), Columbia Propane Corporation, a Delaware corporation ("Purchaser Holdings"), and Columbia Energy Group, a
Delaware corporation and parent company of Purchaser Holdings ("Columbia"). Capitalized terms not defined in this Amendment have the meanings assigned to them in the Offer to Purchase.

     Pursuant to Instruction D to Schedule 14D-1, the Statement is hereby amended and/or supplemented as provided below:

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     Items 6(a) and (b) are hereby amended and supplemented by adding the following to the end thereof:

     At 12:00 midnight, New York City time, on Thursday, May 6, 1999, the Offer expired. Based on preliminary estimates provided by the Depositary, the Purchaser accepted for payment approximately 5,928,804 Common Units, of which 63,219 Common Units were tendered pursuant to notices of guaranteed delivery. The acceptance of such tendered Common Units resulted in the Purchaser beneficially owning approximately 88.5% of the outstanding Common Units.

     The Purchaser intends to effect the Merger as promptly as practicable, upon satisfaction or waiver of the conditions thereto. In the Merger, each then outstanding Common Unit (other than those owned by the Purchaser or an affiliate thereof by their purchase in the Offer or otherwise) will be converted into the right to receive the Offer Price paid in the Offer, without interest thereon.

ITEM 10.  ADDITIONAL INFORMATION.

     Item 10(f) is hereby amended and supplemented by adding the following to the end thereof:

     On May 7, 1999, Purchaser Holdings issued a press release, a copy of which is included as exhibit (a)(11) hereto and incorporated herein by reference, which announced that the Purchaser has accepted for payment all Common Units validly tendered pursuant to the Offer.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     Item 11 is hereby amended to add the following exhibit:

(a)(11)   Press Release issued by Purchaser Holdings on May 7, 1999.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 7, 1999

                                      COLUMBIA PROPANE, L.P.

                                      By: CP Holdings, Inc.
                                          Its General Partner

                                          By: /s/ A. Mason Brent
                                              --------------------------------
                                              Name:  A. Mason Brent
                                              Title: President and CEO


                                      CP HOLDINGS, INC.

                                          By: /s/ A. Mason Brent
                                              --------------------------------
                                              Name:  A. Mason Brent
                                              Title: President and CEO


                                      COLUMBIA PROPANE CORPORATION

                                          By: /s/ A. Mason Brent
                                              --------------------------------
                                              Name:  A. Mason Brent
                                              Title: President and CEO


                                      COLUMBIA ENERGY GROUP

                                          By: /s/ Michael W. O'Donnell
                                              --------------------------------
                                              Name:  Michael W. O'Donnell
                                              Title: Senior Vice President and
                                                       Chief Financial Officer

                                  EXHIBIT INDEX


EXHIBIT NUMBER        DESCRIPTION
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(a)(11)               Press release issued by Purchaser Holdings on May 7, 1999.

                                       -9-